Exhibit 11

NEW YORK COMMUNITY BANCORP, INC.

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(unaudited)

	Three Months Ended September 30,		Nine months Ended September 30,
(in thousands, except per share data)	2004	2003(1)	2004	2003(1)
Net income	$ 98,832	$ 72,185	$ 271,610	$ 211,306
Weighted average common shares outstanding	259,124	176,268	259,910	178,586

Basic earnings per common share	$0.38	$0.41	$1.05	$1.18

Weighted average common shares outstanding	259,124	176,268	259,910	178,586
Additional dilutive shares using average market value for the period when utilizing the treasury stock method	3,349	6,473	8,211	4,425

Total shares for diluted earnings per share	262,473	182,741	268,121	183,011

Diluted earnings per common share and common share equivalents	$0.38	$0.40	$1.01	$1.15

(1)	Share amounts for the three and nine months ended September 30, 2003 have been adjusted to reflect a 4-for-3 stock split on February 17, 2004.